Exhibit 23.3
Consent of Independent Registered Public Accounting Firm
The Board of Directors
Petróleos Mexicanos
We consent to the use of our report dated April 17, 2009, except as to notes 21 and 22, which are as of June 26, 2009, with respect to the consolidated balance sheets of Petróleos Mexicanos, Subsidiary Entities and Subsidiary Companies as of December 31, 2008 and 2007, and the related consolidated statements of operations, changes in equity for the years then ended, and the consolidated statements of cash flows and changes in financial position for the years ended December 31, 2008 and 2007, respectively, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.
KPMG Cárdenas Dosal, S.C.

/s/ Eduardo Palomino
Eduardo Palomino
Partner
July 24, 2009